The information in this preliminary product prospectus supplement is not complete and may be changed. This preliminary product prospectus supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-174823
SUBJECT TO COMPLETION
Preliminary Product Prospectus Supplement To Short Form Prospectus
dated January 11, 2010 as amended by Amendment No. 1 dated June 10, 2011 and the Prospectus Supplement dated June 10, 2011
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This product prospectus supplement together with the short form prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 10, 2011 and the prospectus supplement dated June 10, 2011 to which it relates, as amended or supplemented, and each document incorporated by reference into this product prospectus supplement or the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this product prospectus supplement and the accompanying prospectus and prospectus supplement from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice-President, General Counsel and Secretary, The Bank of Nova Scotia, Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1, telephone: (416) 866-3672, and are also available electronically at www.sedar.com.

New Issue	June 10, 2011
The Bank of Nova Scotia
Senior Notes Program, Series A
RATE LINKED NOTES, SERIES A

Accrual Notes	Inverse Floating Rate Notes
Fixed Rate Notes	Leveraged Notes
Step Up Notes	Range Accrual Notes
Floating Rate Notes	Dual Range Accrual Notes
Fixed-to-Floating Rate Notes	Non-Inversion Range Accrual Notes
Floating-to-Fixed Rate Notes	Leveraged Steepener Notes
The Bank of Nova Scotia (the “Bank”) may offer and sell the types of notes listed above (collectively, the “notes”) from time to time of any maturity. The prospectus dated January 11, 2010, as amended by Amendment No. 1 dated June 10, 2011 (the “prospectus”), the prospectus supplement thereto establishing its senior note program dated June 10, 2011 (the “prospectus supplement”) and this product prospectus supplement (the “product prospectus supplement”) describe terms of different kinds of notes and the terms that may apply generally to the notes, including any notes you purchase. A separate pricing supplement will describe terms that apply specifically to your notes, including any changes to the terms specified below. If the terms described in the relevant pricing supplement are inconsistent with those described in this product prospectus supplement or in the prospectus supplement or the prospectus, the terms described in the relevant pricing supplement shall prevail.
Subject to the Bank’s credit risk, unless otherwise set forth in the applicable pricing supplement, you will receive the principal amount of your notes at maturity. You may also receive periodic interest on the dates specified in the applicable pricing supplement. The amount of the interest payments, and any method by which they will be determined, will also be set forth in the applicable pricing supplement.
The notes will not be listed on any securities exchange, unless otherwise disclosed in a pricing supplement.

Your investment in the notes involves certain risks. See “Additional Risk Factors Specific to the Notes” beginning on page PS-5 to read about investment risks relating to the notes.
The price at which you purchase the notes includes hedging costs and profits and underwriting commissions that the Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you will experience an immediate and substantial decline in the value of your notes on the issue date.
The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this product prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this product prospectus supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Notes, or determined if this product prospectus supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Bank may sell the notes directly or through one or more agents or dealers. The agents are not required to sell any particular amount of the notes.
The Bank may use this product prospectus supplement in the initial sale of any notes. In addition, Scotia Capital (USA) Inc. or any other affiliate of the Bank may use this product prospectus supplement and accompanying prospectus supplement and prospectus in a market-making or other transaction in any note after its initial sale. Unless the Bank or its agent informs the purchaser otherwise in the confirmation of sale or pricing supplement, this product prospectus supplement and accompanying prospectus supplement and prospectus are being used in a market-making transaction.
In compliance with applicable Canadian securities laws, the Bank has filed an undertaking with the Ontario Securities Commission that the Bank will not distribute any notes that are considered novel specified derivatives (as such terms are defined under applicable Ontario securities laws) at the time of distribution without preclearing with the Ontario Securities Commission the disclosure contained in the prospectus supplements or pricing supplements pertaining to such notes.
This product prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. The notes offered under this product prospectus supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).
The notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Unless otherwise indicated, all dollar amounts appearing in this product prospectus supplement are stated in U.S. dollars.

The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.
“Scotiabank”, “Scotia Capital” and the flying “S” logo are registered trademarks of The Bank of Nova Scotia.
Product Prospectus Supplement dated June 10, 2011.

In this product prospectus supplement, when reference is made to the “notes,” including your notes, it is to the notes described in this product prospectus supplement unless the context requires otherwise. Also, references to the “prospectus” means the prospectus, dated January 11, 2010, as amended by Amendment No. 1 dated June 10, 2011 as supplemented by the product prospectus supplement, dated June 10, 2011, of The Bank of Nova Scotia. References to the “relevant pricing supplement” or the “applicable pricing supplement” mean the pricing supplement that describes the specific terms of your notes.
Unless otherwise specified, in this product prospectus supplement and in each pricing supplement relating to notes issued under the senior note program:
•	all dollar amounts are expressed in U.S. dollars;

•	“the Bank”, “we”, “us” and “our” mean The Bank of Nova Scotia together, where the context requires, with its subsidiaries; and

•	“you”, “your” and “holder” means a prospective purchaser or a purchaser of notes, or a beneficial or registered holder of notes, provided that a reference to “registered holder” means a registered holder of notes (see “Legal Ownership and Book-Entry Issuance” and “Description of the Debt Securities” in the prospectus and “Global Notes” under the heading “Description of the Notes” in the prospectus supplement).
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this product prospectus supplement, the prospectus supplement, as well as the relevant pricing supplement.

Issuer:	The Bank of Nova Scotia (“the Bank”).

Principal Amount:	As specified in the applicable pricing supplement.

Maturity Date:	As specified in the applicable pricing supplement.

Interest Rate:	As specified in the applicable pricing supplement.

Leverage Rate:	As specified in the applicable pricing supplement.

Reference Rate(s):	As specified in the applicable pricing supplement.

Reference Rate Range(s):	As specified in the applicable pricing supplement.

Initial Interest Period(s):	As specified in the applicable pricing supplement.

Subsequent Interest Period(s):	As specified in the applicable pricing supplement.

Type of Note:	As specified in the applicable pricing supplement.

Interest Determination Dates and Interest Reset Dates:	Unless otherwise set forth in the applicable pricing supplement, as set forth in the accompanying prospectus supplement.

Interest Payment Dates:	On the date or dates specified in the applicable pricing supplement; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day, and adjustment will be made to the interest period or to any interest payment made on any succeeding business day. The applicable pricing supplement may specify that the interest dates are monthly, quarterly, semi-annually, annually, or at other specified intervals, or that interest will be paid only at maturity.

Interest Payable:	For any interest payment date (as specified in the applicable pricing supplement), you will receive:

If your note is an accrual note, you will receive at maturity an amount equal to the fixed rate of interest (or other financial measure) specified in the applicable pricing supplement times the actual number of calendar days from and including the date of issue to but excluding the maturity date, assuming a calendar of twelve 30-day months, divided by 360 and compounded on the basis specified in the applicable pricing supplement.

If your note is a fixed rate note, you will receive on each interest payment date (as specified in the applicable pricing supplement) an amount equal to the fixed rate of interest (or other financial measure) specified in the applicable pricing supplement times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case, assuming a calendar of twelve 30-day months, divided by 360.

If your note is a step up note, you will receive on each interest payment date (as specified in the applicable pricing supplement) an amount equal to the applicable fixed rate of interest (or other financial measure) specified in the applicable pricing supplement for that period times the actual number, of calendar days from and including the last interest payment date (or the date of issue for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case assuming a calendar of twelve 30-day months, divided by 360.

If your note is a floating rate note, you will receive on each interest payment date an amount equal to the floating rate of interest (or other financial measure) specified in the applicable pricing supplement times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case assuming a calendar of twelve 30-day months, divided by 360.

If your note is a fixed-to-floating rate note, the return on your note during the initial interest period will be the fixed rate of interest (or other financial measure), and during the subsequent interest period, the floating rate of interest (or other financial measure), all as specified in the applicable pricing supplement. During each period, you will receive on each interest payment date (as specified in the applicable pricing supplement) an amount equal to the fixed or floating rate of interest (or other financial measure), as applicable, times the actual number of calendar days from and including the last interest payment date (or the date of issue for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case, assuming a calendar of twelve 30-day months, divided by 360.

If your note is a floating-to-fixed rate note, the return on your note during the initial interest period will be the floating rate of interest (or other financial measure), and during the subsequent interest period, the fixed rate of interest (or other financial measure), all as specified in the applicable pricing supplement. During each period, you will receive on each interest payment date an amount equal to the floating or fixed rate of interest (or other financial measure), as applicable, times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case, assuming a calendar of twelve 30-day months, divided by 360.

If your note is an inverse floating rate note, you will receive on each interest payment date (as specified in the applicable pricing supplement) an amount equal to the difference, if positive, equal to a fixed rate of interest less the floating rate of interest (or other financial measure), each as specified in the applicable pricing supplement, times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case assuming a calendar of twelve 30-day months, divided by 360.

If your note is a leveraged note, you will receive on each interest payment date an amount equal to the fixed or floating rate of interest (or other financial measure) times the leverage rate, each as specified in the applicable pricing supplement, times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case assuming a calendar of twelve 30-day months, divided by 360.

If your note is a range accrual note, you will receive on each interest payment date a fixed or floating rate of interest (or other financial measure) specified in the applicable pricing supplement times a fraction, the numerator of which is the number of calendar days in the applicable interest period on which the reference rate is within the reference rate range, and the denominator of which is the total number of calendar days in the applicable interest period, in each case assuming a calendar of twelve 30-day months, divided by 360. The reference rate on any non-business day will be equal to the rate on the immediately preceding business day, and for the last four business days before each interest payment date, the reference rate will be determined by reference to its level on the fifth business day before such interest payment date.

If your note is a dual range accrual note, you will receive on each interest payment date the fixed or floating rate of interest (or other financial measure) specified in the applicable pricing supplement, times a fraction, the numerator of which is the number of calendar days in the applicable interest period on which each of two specified reference rates are within the reference rate range(s), and the denominator of which is the total number of calendar days in the applicable interest period, in each case assuming a calendar of twelve 30-day months, divided by 360. The reference rates on any non-business day will be equal to the rates on the immediately preceding business day, and for the last four business days before each interest payment date, the reference rates will be determined by reference to their level on the fifth business day before such interest payment date.

If your note is a non-inversion range accrual note, you will receive on each interest payment date a fixed or floating rate of interest (or other financial measure) specified in the applicable pricing supplement times a fraction, the numerator of which is the number of calendar days in the applicable interest period on which the high-side reference rate exceeded the low-side reference rate (each as defined below) by an amount equal to or above the minimum spread level (as defined below) specified in the applicable pricing supplement, and the denominator of which is the total number of calendar days in the applicable interest period, in each case assuming a calendar of twelve 30-day months, divided by 360. The reference rate on any non-business day will be equal to the rate on the immediately preceding business day and, for the last four business days before each interest payment date, the low-side reference rate and the high-side reference rate will be determined by reference to their levels on the fifth business day (or, if not a business day, the immediately preceding business day) before such interest payment date.

If your note is a leveraged steepener note, you will receive on each interest payment date (as specified in the applicable pricing supplement) an amount equal to, during the initial interest period (if the applicable pricing supplement provides for an initial interest period), the initial rate of interest (or other financial measure) specified in the applicable pricing supplement (which will be a fixed rate), times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case assuming a calendar of twelve 30-day months, divided by 360. During each subsequent interest period (or, if the applicable pricing supplement does not provide for an initial interest period, on each interest payment date during the term of the notes), you will receive an amount equal to the leverage factor times the difference between the high-side reference rate and the low-side reference rate (all as specified in the applicable pricing supplement), times the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, in each case assuming a calendar of twelve 30-day months, divided by 360; provided, however, that the interest rate can never be less than 0.00% and that the interest rate on any non-business day will be equal to the interest rate on the immediately preceding business day.

Payment at Maturity:	On the maturity date, you will receive the principal amount of your notes plus any accrued and unpaid interest.

Redemption:	If the applicable pricing supplement specifies that the notes are “Redeemable,” we will redeem the notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date on any payment date on or after the “Call Effective Date” specified in the applicable pricing supplement. If the applicable pricing supplement specifies that the notes are “Not Redeemable,” then we will not have the option to redeem your notes prior to maturity.

Put Option:	Except for the survivor’s option, you will only have the right to require us to repurchase your notes prior to maturity if so specified in the applicable pricing supplement.

Cap:	If the applicable pricing supplement specifies that the notes are “Capped,” the interest rate payable on your notes during any interest period will be the lesser of (a) the interest rate, determined as set forth in the pricing supplement and (b) the applicable Cap.

Survivor’s Option:	If the applicable pricing supplement specifies that the survivor’s option applies to your notes, then upon the death of the beneficial owner of a note, a valid exercise of the survivor’s option and the proper tender of that note for repayment, we will repay the note, in whole or in part, at a price equal to 100% of the principal amount of that note plus any accrued and unpaid interest to the payment date, subject to the limitations set forth below. See

“General Terms of the Notes —Survivor’s Option” below.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Legal — Ownership and Book-Entry Issuance” in the accompanying prospectus).

Listing:	The notes will not be listed on any securities exchange, unless otherwise disclosed in the applicable pricing supplement.

Calculation Agent:	Scotia Capital Inc.
ADDITIONAL RISK FACTORS SPECIFIC TO THE NOTES
An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the prospectus and the prospectus supplement. Your notes are not secured debt and are riskier than ordinary unsecured debt securities. You should carefully consider whether the notes are suited to your particular circumstances. This product prospectus supplement should be read together with the prospectus, the prospectus supplement and the relevant pricing supplement. The information in the prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this product prospectus supplement and the relevant pricing supplement. This section describes the most significant risks relating to the terms of the notes. We urge you to read the following information about these risks, together with the other information in this product prospectus supplement and the prospectus, the prospectus supplement and the relevant pricing supplement, before investing in the notes.
The Interest Rate of Certain Types of Notes Is Not Certain for One or More Interest Periods, and May Be Zero or Very Low.
Except for any interest periods, if any, in which your notes will bear interest at a fixed rate, the interest rate for one or more interest periods during the term of the notes will not be known on the pricing date of your notes. Depending on the terms set forth in the applicable pricing supplement, it is possible that the applicable interest rate for one or more interest periods may be 0%, or if the rate is above 0%, it may be substantially less than the rate of interest that we would pay on conventional debt securities with a comparable term. You should carefully read the terms of the notes that will be set forth in the applicable pricing supplement in order to determine the extent to which the interest rate on your notes during any period may be so limited.
If the reference rate(s) remain(s) outside the reference rate range(s) for range accrual notes, dual range accrual notes or non-inversion range accrual notes for a substantial number of days during an interest period, the effective yield on the notes for that interest period may be zero or less than the rate payable on conventional, fixed-rate notes of comparable maturity.
Even if your yield on the notes is positive, and even if your notes have a specified fixed rate of interest for one or more interest periods, your total yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of the Bank with the same maturity date. The return on your investment may not compensate you for the opportunity cost when you take into account factors, such as inflation, that affect the time value of money.
Depending on the terms of your notes, you should, therefore, be prepared to realize no return at maturity over the principal amount of your notes.
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.
The notes are the Bank’s senior unsecured debt securities and are not, either directly or indirectly, an obligation of any third party. As a result, your receipt of each interest payment, if any, and the amount due on the maturity date is dependent upon the Bank’s ability to repay its obligations as of each payment date. Any payment to be made on the notes, including any repayment of principal at maturity, depends on the ability of the Bank to satisfy its obligations as they come due. No assurance can be given as to what our financial condition will be at any time during the term of the notes, or at maturity.
Your Notes May Be Subject to Early Redemption.
Depending upon the terms of your notes, we may have the right to redeem them, or the notes may be automatically redeemable under some circumstances. If we have the right to redeem them, we will be more likely to do so as the rate of interest payable on your notes increases. If we redeem your notes, depending on the market conditions at the time of redemption, you may not be able to reinvest the redemption proceeds in a security with a comparable return.
For Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes, the Applicable Reference Rate(s) for the Last Four Business Days of an Interest Period Will Be the Reference Rate(s) on the Applicable Business Day Immediately Preceding Those Four Days.
For range accrual notes, dual range accrual notes and non-inversion range accrual notes, because the applicable reference rate(s) for the last five business days of an interest period will be the reference rate(s) on the ending reference rate date (as defined below), if the reference rate(s) on that date is (are) outside the reference rate range(s), you will not receive any interest in respect of those five days even if the reference rate(s), if actually calculated on any of those days, would be within the reference rate range(s).
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.
There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange, unless otherwise disclosed in the applicable pricing supplement. Scotia Capital (USA) Inc. and other affiliates of the Bank may make a market for the notes; however, they are not required to do so. Scotia Capital (USA) Inc. or any other affiliate of the Bank may stop any market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Applicable Reference Rate(s).
In the ordinary course of their business, we or our affiliates may have expressed views on expected movements in any reference rate, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any reference rate may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning any applicable reference rate from multiple sources, and you should not rely solely on views expressed by us or our affiliates.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.
The following factors, many of which are beyond our control, may influence the market value of your notes:
•	Changes in the level of the reference rate(s). For example, if you purchase range accrual notes, an increase in the level of the reference rate could cause a decrease in the market value of the notes because no interest will be payable on the notes if the reference rate is outside the reference rate range. Conversely, a decrease in the level of the reference rate for any of the notes could cause an increase in the market value of the notes because interest will be payable (provided that the reference rate does not decrease below the lower end of the reference rate range). However, if the level of the reference rate decreases and remains low, the likelihood of the notes being redeemed (if the notes are redeemable) would increase. In all cases, the level of the reference rate itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market or other applicable market in particular.

•	Changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

•	Volatility of the reference rate. Depending on the terms of your notes, if the size and frequency of fluctuations of the reference rate changes, the market value of the notes may decrease.
These factors may influence the market value of your notes if you sell your notes before maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market, will also affect the market value of your notes. If you sell your notes prior to maturity, you may receive less and possibly substantially less, than the principal amount of your notes.
The Method Used by the Publisher of a Reference Rate May Change in the Future.
The publisher of one or more of the reference rates for your notes may change the manner in which a reference rate is calculated. Any such changes could occur after the issue date of your notes, and may decrease the amounts of the payments that you receive on the notes. Unless otherwise set forth in the applicable pricing supplement, we will not have any obligation to compensate you for any reductions of this kind.
For Certain Types of Notes, the Interest Rate Payable During the Initial Interest Period May Not Be Indicative of the Interest Rate Payable During the Subsequent Interest Period.
The interest rate of certain notes that we may offer with this product prospectus supplement, may be based on a different rate during the initial interest period than in subsequent interest periods. In particular, during the interest period(s) where a fixed rate of interest (or other financial measure) applies, this fixed rate of interest (or other financial measure) may be higher than the floating rate of interest (or other financial measure) that will be applicable during subsequent interest period(s). As noted above, the interest rate during the any interest period where a floating rate of interest is applicable is uncertain and could be as little as 0.0%.
The Interest Rate on the Notes, if the Notes are “Capped,” Will Be Limited.
If the applicable pricing supplement specifies that your notes are “Capped,” the interest rate payable on your notes during any period will be limited to the Cap specified in the applicable pricing supplement. Therefore, the return you receive during any interest period may be less than what you would have received had you invested in a security linked to the reference rate that was not subject to the Cap.
The Inclusion in the Purchase Price of the Notes of an Underwriting Commission and of Our Cost of Hedging Our Market Risk under the Notes is Likely to Adversely Affect the Market Value of the Notes.
The price at which you purchase the notes includes an underwriting commission, as well as the costs that we (or one of our affiliates) may incur in the hedging of our market risk under the notes. The hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.
Trading Activities by The Bank or its Affiliates May Adversely Affect the Market Value of the Notes.
As described below under “Use of Proceeds and Hedging,” we or one or more affiliates may but are not required to, hedge our obligations under the notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the reference rate, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the notes will be successful or will be maintained over the term of the notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the applicable reference rate. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

Historical Levels of the Reference Rate(s) Should Not Be Taken as an Indication of the Future Levels of Such Rate(s).
The historical performance of the reference rate(s), which may be included in the applicable pricing supplement, should not be taken as an indication of the future performance of the reference rate(s) during the term of the notes. Changes in the level of the reference rate(s) will affect the trading price of the notes, but it is impossible to predict whether the level of the reference rate(s) will rise or fall.
The Business Activities of The Bank or Its Affiliates May Create Conflicts of Interest.
As noted above, we and our affiliates expect to engage in trading activities related to the reference rate(s) that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could be adverse to the interests of the holders of the notes.
There Are Potential Conflicts of Interest Between You and the Calculation Agent.
The calculation agent will, among other things, decide the amount of your payment for any interest payment date on the notes. Our affiliate, Scotia Capital Inc., will serve as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For additional information as to the calculation agent’s role, see “General Terms of the Notes—Role of Calculation Agent.” The calculation agent will exercise its judgment when performing its functions and may take into consideration the Bank’s ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such decision.
Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.
The tax treatment of the notes may be uncertain. Specifically, for U.S. federal income tax purposes, the tax treatment of range accrual notes, dual range accrual notes, non-inversion range accrual notes, floating rate notes, leveraged steepener notes and leveraged notes, with a term of one year or less is uncertain because there are no rules that specifically govern short-term contingent debt. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service, Canadian tax authorities or a court may not agree with the tax treatment described in this product prospectus supplement.
In addition, because the tax disclosure in this product prospectus supplement has been prepared without regard to any particular offering of notes, the tax disclosure does not take into account the terms of any particular note. The U.S. federal income tax consequences of a note with terms that are not consistent with the assumptions made in the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this product prospectus supplement may be significantly different from the anticipated tax treatment discussed in this document. You should therefore not rely on the disclosure in this product prospectus supplement or the disclosure under “Certain Income Tax Consequences — United States Taxation” in the prospectus supplement, with regard to an investment in any particular note because it does not take into account the terms of any particular note or the tax consequences of investing in or holding any particular note unless the pricing supplement applicable to your notes indicates that you may so rely. There may also be other features or terms of any specific offering of notes that will cause the tax section in this product prospectus supplement to be inapplicable to any specific offering of notes.
Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this product prospectus supplement and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.
U.S. Taxpayers Will be Required to Pay Taxes Each Year on Notes that Are Treated as Contingent Payment Debt Instruments and Notes that Are Issued with Original Issue Discount
If the notes are subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes and the holder is a U.S. individual or taxable entity, that holder generally will be required to pay taxes on ordinary income over the term of such notes based on the comparable yield for the notes, even though that holder may not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts a holder will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain that may be recognized on the sale, redemption or maturity of such notes will generally be ordinary income. Any loss that may be recognized upon the sale, redemption or maturity of such notes will generally be ordinary loss to the extent of the interest that the holder included as income in the current or previous taxable years in respect of the notes and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.
Similarly, if the notes are treated as issued with original issue discount, U.S. holders will be required to accrue interest on the notes and pay tax accordingly, even though such holders may not receive any payments from us until maturity. For further discussion, see “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Non-U.S. Investors May Be Subject to Certain Additional Risks.
The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.
This product prospectus supplement contains a general description of certain U.S. tax considerations and certain Canadian tax considerations relevant to Non-Resident Holders (as defined) relating to the notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that may be due under the notes.
Employee Retirement Income Security Act and Considerations For Employee Benefit Plans
This section is relevant only if you are a fiduciary (including an insurance company and any fund manager treated as a fiduciary under the U.S. Department of labor’s Plan Asset Regulation) of a pension or employee benefit plan, including governmental and non-U.S. plans and IRAs and Keogh plans. These persons should consult with their counsel regarding the deemed representations they are required to make. See “Certain Considerations for Employee Benefit Plans” on page PS-26.
GENERAL TERMS OF THE NOTES
Please note that in this section entitled “General Terms of the Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the prospectus.
In addition to the terms described on the front and inside cover of this product prospectus supplement, the following general terms will apply to the notes, including your notes:
Specified Currency
Unless otherwise specified in the relevant pricing supplement, all payments of principal and interest will be made in U.S. dollars (“$”).
Form and Denomination
The notes will be issued only in global form through DTC. Unless otherwise specified in the relevant pricing supplement, the denomination of each note will be $1,000 and integral multiples in excess of $1,000.
No Listing
Your notes will not be listed on any securities exchange, unless otherwise disclosed in the applicable pricing supplement.

Redemption
If the applicable pricing supplement specifies that the notes are “Redeemable,” we may redeem your notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date on any payment date on or after the “Call Effective Date” specified in the applicable pricing supplement. If the applicable pricing supplement specifies that the notes are “Not Redeemable,” then we will not have the option to redeem your notes.
Cap
If the applicable pricing supplement specifies that the notes are “Capped,” the interest rate payable on your notes during any interest period will be limited to the Cap specified in the applicable pricing supplement.
Defeasance, Default Amount, Other Terms
Neither full defeasance nor covenant defeasance will apply to your notes. The following will apply to your notes:
•	the default amount payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below; and

•	a business day for your notes will have the meaning described under “— Special Calculation Provisions” below.
Please note that the information about the settlement or pricing date, issue price discounts or commissions and net proceeds to the Bank in the relevant pricing supplement relates only to the initial issuance and sale of your notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
Payment at Maturity
At maturity, unless otherwise set forth in the applicable pricing supplement, you will receive the principal amount of your notes, plus accrued and unpaid interest, if any, as described under “—Interest Payments” below.
Maturity Date
The maturity date will be the date specified in the relevant pricing supplement, unless that date is not a business day, in which case the maturity date will be the next following business day, provided that the maturity date will never be later than the third business day after the relevant specified date or, if the relevant specified date is not a business day, later than the fourth business day after the relevant specified date. No interest will accrue past the maturity date specified in the relevant pricing supplement.
Interest Payments
General
The notes, other than accrual notes, will bear interest from and including each interest payment date (or the issuance date of the notes, as applicable) to but excluding the following interest payment date (or the maturity date or redemption date of the notes, as applicable) (each, an “interest period”) calculated in accordance with the applicable formula below.
Accrual Notes:
Accrual notes do not pay interest during the term of the note. Interest compounds on the basis stated in the applicable pricing supplement at a rate calculated as follows:
Interest rate =	R ×	(	N 360)

Where:
“R” is the reference rate (which will be a fixed rate) specified in the applicable pricing supplement; and
“N” is the total number of calendar days from and including the first date in the compounding period (or, in the case of the initial compounding period, the issue date) to but excluding the end of the compounding period (or, in the case of the final compounding period, the maturity date), assuming a calendar of twelve 30-day months.
Fixed Rate Notes:
Interest rate =	R ×	(	N 360)
Where:
“R” is the reference rate (which will be a fixed rate) specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
Step Up Notes:
Interest rate =	R ×	(	N 360)
Where:
“R” is the reference rate for that interest period as specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
Floating Rate Notes:
Interest rate =	R ×	(	N 360)
Where:
“R” is the reference rate (which will be a floating rate) specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
Fixed-to-Floating Rate Notes:
During the initial interest period:
Interest rate =	R1 ×	(	N 360)

During the subsequent interest period:
Interest rate =	R2 ×	(	N 360)
Where:
“R1” is the reference rate (which will be a fixed rate of interest) specified in the applicable pricing supplement;
“R2” is the reference rate (which will be a floating rate of interest or other financial measure) specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
Floating-to-Fixed Rate Notes:
During the initial interest period:
Interest rate =	R1 ×	(	N 360)
During the subsequent interest period:
Interest rate =	R2 ×	(	N 360)
Where:
“R1” is the reference rate (which will be a floating rate of interest or other financial measure) specified in the applicable pricing supplement;
“R2” is the reference rate (which will be a fixed rate of interest) specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
Inverse Floating Rate Notes:
Interest rate =	(F – R) ×	(	N 360)
Where:
“F” is the fixed rate of interest specified in the applicable pricing supplement;
“R” is the reference rate (which will be a floating rate) specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.

Leveraged Notes:
Interest rate =	R × L ×	(	N 360)
Where:
“R” is the reference rate specified in the applicable pricing supplement;
“L” is the leverage rate specified in the applicable pricing supplement; and
“N” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
Range Accrual Notes:
Interest rate =	R ×	(	N D	)
Where:
“R” is the fixed or floating rate of interest (or other financial measure) specified in the applicable pricing supplement for that interest period;
“N” is the total number of calendar days in the applicable interest period on which the reference rate is within the reference rate range; provided, however, that the reference rate on any non-business day will be equal to the reference rate (as defined below) on the immediately preceding business day; and provided further, that the reference rate for any day from and including the fifth business day preceding the related interest payment date for any interest period shall be the reference rate as in effect on the ending reference rate date; and
“D” is the total number of calendar days in the applicable interest period.
The “ending reference rate date” for any interest period and with respect to an interest payment date is the fifth business day preceding such interest payment date (or the maturity date or redemption date of the notes, as applicable).
The “reference rate” will be the rate specified in the applicable pricing supplement. See below under “—Common Reference Rates” for a description of certain reference rates that may be applicable to your notes.
The “reference rate range” will be specified in the applicable pricing supplement.
“N” will not increase with respect to any day on which the reference rate are not within the reference rate range. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
Dual Range Accrual Notes:
Interest rate =	R ×	(	N D	)
Where:
“R” is the fixed or floating rate of interest (or other financial measure) specified in the applicable pricing supplement for that interest period;
“N” is the total number of calendar days in the applicable interest period on which each of two specified reference rates are within the reference rate range(s); provided, however, that the reference rates on any non-business day will be equal to the reference rates on the immediately preceding business day; and provided further, that the reference rates for any day from and including the fifth business day preceding the related interest payment date for any interest period shall be the reference rates as in effect on the ending reference rate date (as defined below); and
“D” is the total number of calendar days in the applicable interest period.
The “ending reference rate date” for any interest period and with respect to an interest payment date is the fifth business day preceding such interest payment date (or the maturity date or redemption date of the notes, as applicable).
The “reference rates” will be the rates specified in the applicable pricing supplement. See below under “—Common Reference Rates” for a description of certain reference rates that may be applicable to your notes.
The “reference rate range(s)” will be specified in the applicable pricing supplement.
“N” will not increase with respect to any day on which the reference rates are not within the reference rate range(s). Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
Non-Inversion Range Accrual Notes:
Interest rate =	R ×	(	N D	)
Where:
“R” is the fixed or floating rate of interest (or other financial measure) specified in the applicable pricing supplement for that interest period;
“N” is the total number of calendar days in the applicable interest period on which the high—side reference rate exceeded the low-side reference rate by an amount equal to or above minimum spread level specified in the applicable pricing supplement; provided, however, that the reference rate on any non-business day will be equal to the reference rate on the immediately preceding business day; and provided further, that for the last four business days before such interest payment date, the low-side reference rate and the high-side reference rate will be determined by reference to their levels on the ending reference rate date; and
“D” is the total number of calendar days in the applicable interest period.
The “ending reference rate date” for any interest period and with respect to an interest payment date is the fifth business day preceding such interest payment date (or the maturity date or redemption date of the notes, as applicable).
The “reference rate” will be the rate specified in the applicable pricing supplement. See below under “—Common Reference Rates.”
“N” will not increase with respect to any day on which the high-side reference rate does not exceed the low-side reference rate. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
Leveraged Steepener Notes:
During the initial interest period (if the applicable pricing supplement provides for an initial interest period):
Interest rate =	R1 ×	(	N1 360)

During subsequent interest periods (or, if the applicable pricing supplement does not provide for an initial interest period, on each interest payment date during the term of the notes):
Interest rate =	R2 × (H – L) ×	(	N2 360)
Where:
The interest rate can never be less than 0.00%, but may be subject to a Cap;
“R1” is the rate of interest (if specified in the applicable pricing supplement) and “R2” is the Leverage Factor (or other financial measure) specified in the applicable pricing supplement (where R1 will be a fixed rate);
“H” is the high-side reference rate specified in the applicable pricing supplement, set five business days prior to the beginning of the interest period;
“L” is the low-side reference rate specified in the applicable pricing supplement, set five business days prior to the beginning of the interest period;
“N1” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months; and
“N2” is the actual number of calendar days from and including the last interest payment date (or the date of issue, for the initial interest period) to but excluding the next interest payment date or the maturity date, as the case may be, assuming a calendar of twelve 30-day months.
The “ending reference rate date” for any interest period and with respect to an interest payment date is the fifth business day preceding such interest payment date (or the maturity date or redemption date of the notes, as applicable).
The “reference rate” will be the rate specified in the applicable pricing supplement. See below under “—Common Reference Rates” for a description of certain reference rates that may be applicable to your notes.
The “reference rate range” will be specified in the applicable pricing supplement.
Survivor’s Option
If the “Survivor’s Option” is specified in the applicable pricing supplement as applicable to your note, then the successor holders of your note will have the right to require us to repay your note prior to its maturity date upon the death of the beneficial owner as described below.
Upon a valid exercise of the survivor’s option as described below and a proper tender of the relevant notes, we will, at our option, either repay or purchase the relevant notes at a price equal to 100% of the principal amount of the relevant notes plus accrued and unpaid interest to the date of such repayment or purchase, subject to limitations on the aggregate amount of notes we will repay or purchase in any calendar year as described below.
The survivor’s option may not be exercised unless the deceased beneficial owner (and for jointly owned notes, the last surviving beneficial owner) had purchased the notes (either in an initial or subsequent sale of the notes) at least one year prior to the date of his or her death. In addition, the aggregate principal amount of notes as to which the survivor’s option may be exercised is limited as follows:
•	In any calendar year, to the greater of $250,000 or 1% of the outstanding aggregate principal amount of the relevant class of notes as of December 31 of the most recently completed year (the “Annual Limitation”).

•	For any deceased beneficial owner or, if owned jointly, for the last surviving beneficial owner of the notes, to $100,000 for any calendar year (the “Individual Limitation”).
We will not make principal repayments or purchase notes upon the exercise of the survivor’s option in amounts that are less than $1,000. If the limitations described above would result in the partial repayment or purchase of any note, the principal amount of the note remaining outstanding after repayment or purchase must be at least $1,000 (or any larger minimum principal amount of the applicable notes).
We will accept, in the order delivered, each note delivered upon the valid exercise of the survivor’s option, unless the acceptance of that note would contravene the Annual Limitation or the Individual Limitation.
Any note that we accept for repayment or purchase upon exercise of the survivor’s option will be repaid or purchased no later than the first interest payment date to occur that is at least 20 calendar days after the date of acceptance or, if the notes pay interest only at maturity, on the date that is 60 days after the date of acceptance. If that date is not a business day, payment will be made on the next succeeding business day. Each note delivered for repayment or purchase that is not accepted in any calendar year due to the application of the Annual Limitation or the Individual Limitation will not be accepted in any subsequent years. Other than as described in the immediately preceding sentence, notes delivered to us upon exercise of the survivor’s option may not be withdrawn.
If a note delivered for purchase or repayment upon valid exercise of the survivor’s option is not accepted, we will deliver a notice by first-class mail to the registered holder that states the reason that the note has not been accepted. Following receipt of such notice, the representative for the deceased beneficial owner may withdraw the relevant notes and abandon the exercise of the survivor’s option.
Subject to the Annual Limitation and the Individual Limitation, the eligibility or validity of any exercise of the survivor’s option will be determined by us in our sole discretion. Our determination will be final and binding on all parties.
The death of a person owning a note:
•	in joint tenancy (with or without right of survivorship) or tenancy by the entirety, provided all other such tenants are previously deceased, will be deemed the death of the beneficial owner of the note, and the entire principal amount of the note will be subject to the survivor’s option;

•	by tenancy in common will be deemed the death of the beneficial owner of a note only with respect to the deceased holder’s interest in that note, except that if notes are held by a husband and wife as tenants in common, only the death of both husband and wife will be deemed the death of the beneficial owner of the note, and the entire principal amount of that note will be subject to the survivor’s option.
The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a note will be deemed the death of the beneficial owner for purposes of the survivor’s option, regardless of the registered holder, if the beneficial interest can be established to our satisfaction. A beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or community property and trust arrangements where one person has substantially all of the beneficial ownership interest in the note during his or her lifetime.
If the beneficial owner held legal title and beneficial interest in the note, either in its entirety or as a joint tenant or tenant in common, we will deem the personal representative of the deceased beneficial owner (as determined in accordance with the laws of the relevant jurisdiction) to be the representative of the beneficial owner. If the beneficial owner held the beneficial title to the note and the legal title was held by an agent, nominee, bare trustee or spouse, we will deem the agent, nominee, bare trustee or spouse (collectively referred to as a “nominee”) to be the representative of the beneficial owner. If the beneficial owner has designated a beneficiary or beneficiaries in accordance with the laws of the applicable jurisdiction, including without limitation Individual Retirement Accounts, Roth IRA Accounts, and Transfer on Death Accounts, we will deem the designated beneficiary or beneficiaries to be the representative of the beneficial owner.

In the case of repayment or purchase upon the exercise of the survivor’s option, for notes represented by a global security, the depositary or its nominee will be the holder of the note and therefore will be the only entity that can exercise the survivor’s option. To obtain repayment upon exercise of the survivor’s option with respect to a note represented by a global security, the representative must provide to the broker or other entity through which the deceased owner held the beneficial interest:
•	a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States;

•	appropriate evidence satisfactory to us that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

•	instructions to the broker or other entity to notify the depositary of its desire to obtain repayment upon exercise of the survivor’s option;

•	a description of the relevant note, including the CUSIP number; and

•	the deceased’s social security number.
The broker or other entity will provide to us:
•	a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of FINRA or a commercial bank or trust company having an office or correspondent in the United States;

•	appropriate evidence satisfactory to us that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

•	a certificate or letter satisfactory to us from the broker or other entity stating that it represents the deceased beneficial owner and describing the deceased’s beneficial interest in the note; and

•	a description of the note, including the CUSIP number.
The broker or other entity will be responsible for disbursing any payments it receives upon exercise of the survivor’s option to the appropriate representative.
In order to validly exercise a survivor’s option for a note held in definitive rather than global form, the representative must deliver to us the same information, noted above, to be delivered to the broker or other entity for exercise of such right for a global note (other than instructions to notify DTC), plus the note, a properly executed assignment of the note, and evidence of beneficial ownership of any note held in the name of a nominee.
Payment of Additional Amounts
We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder,” in respect of a beneficial owner:
(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)	which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)	which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:
(a)	the due date for payment thereof, or

(b)	if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or
(iv)	who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.
For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.
We will also make such withholding or deduction in respect of taxes and remit the full amount deducted or withheld to the relevant Canadian authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due under applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any taxes on such holder’s net income or capital.
For additional information, see the section entitled “Supplemental Discussion of Canadian Tax Consequences.”
Default Amount on Acceleration
If an event of default occurs and the maturity of the notes is accelerated, we will pay to you on the acceleration date, unless otherwise set forth in the applicable pricing supplement, your principal amount, together with accrued and unpaid interest through the date of acceleration.
Manner of Payment and Delivery
Any payment on the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in Golden, Colorado. The payment at maturity will only be made when the notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Modified Business Day
As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. However, if the reference rate is LIBOR or EURIBOR, and the next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. For your note, however, the term business day may have a different meaning than it does for other senior notes. We discuss this term under “—Special Calculation Provisions” below.
Role of Calculation Agent
The calculation agent will make all determinations regarding the reference rate and the amount payable on your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
Our affiliate, Scotia Capital Inc., is currently serving as the calculation agent for the notes. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to the Bank.
Special Calculation Provisions
Business Day
When we refer to a business day with respect to your notes, we mean a day that is a business day of the kind described in the accompanying prospectus supplement, unless otherwise specified in the relevant pricing supplement. If the relevant pricing supplement specifies a different meaning for the term business day, we will use that modified definition in determining each interest payment date as well as the maturity date for your notes, all as described in this product prospectus supplement.
USE OF PROCEEDS AND HEDGING
We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.
In anticipation of the sale of the notes, we or our affiliates expect, but are not required, to enter into hedging transactions involving purchases of securities or over-the-counter derivative instruments linked to the applicable reference rate(s) prior to or on the pricing date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.
We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities. We or our affiliates may close out our or their hedge on or before the maturity date.
The hedging activity discussed above may adversely affect the market value of the notes from time to time. See “Additional Risk Factors Specific to Your Notes — Trading Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Notes” and “— The Business Activities of the Bank or its Affiliates May Create Conflicts of Interest” in this product prospectus supplement for a discussion of these adverse effects.
HISTORICAL REFERENCE RATE INFORMATION
We may provide historical information on the applicable reference rate(s) in the relevant pricing supplement. You should not take any such historical information concerning the reference rate(s) as an indication of the future levels of such rates.

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES
An investor should read carefully the description of certain material Canadian federal income tax considerations relevant to a Non-Resident Holder (as defined) acquiring debt securities under “Certain Income Tax Consequences” in the accompanying prospectus supplement.
Interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on the notes that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Certain Income Tax Consequences” in the accompanying prospectus supplement. The Canadian withholding tax implications of such an issuance will be described particularly in the relevant pricing supplement for such notes. The description of the Canadian federal income tax considerations under “Certain Income Tax Consequences” in the prospectus supplement will be superseded by the pricing supplement to the extent indicated in the pricing supplement.
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this product prospectus supplement and is subject to any change in law that may take effect after such date.
Supplemental U.S. Tax Considerations
The following disclosure has been prepared without regard to any particular note that you may purchase and, therefore, is provided solely as a matter of general information. You should not rely upon the following disclosure or the disclosure under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement with regard to an investment in any particular note because they do not take into account the terms of any particular note or the tax consequences of investing in or holding any particular note unless the pricing supplement applicable to your notes expressly indicates that you may rely on those disclosures. Any note that you purchase may have terms that would result in a tax treatment that is significantly different from the treatment described below. For example, unless stated otherwise, the discussion below assumes that interest will be payable on your notes at least annually and at fixed intervals. In addition, the discussion below assumes that any floating rate of interest that is paid with respect to the notes is determined using a single fixed formula that is based on objective financial or economic information that is not unique to the circumstances of, or within the control of the Bank (other than the credit quality of the Bank) and that any caps or floors on any variable rate of interest payable with respect to the notes are fixed throughout the term of the notes. Further, apart from the case of accrual notes and notes that are treated as contingent payment debt instruments, as described below, this disclosure assumes that the notes are issued at par. The U.S. federal income tax consequences of a note with terms that are not consistent with the assumptions made in this section may be significantly different from the tax consequences discussed below. There may be other features or terms of your notes that will cause this tax section to be inapplicable to your notes.
Consequently, any tax disclosure relevant to any note you may purchase will be set forth only in the pricing supplement relating to your note, and, unless the pricing supplement indicates otherwise, you should not rely on the tax disclosure below or in the prospectus supplement in deciding whether to invest in any note. Moreover, in all cases, you should consult with your own tax advisor concerning the consequences of investing in and holding any particular note you propose to purchase.
U.S. Holders
The following section supplements the discussion of U.S. federal income taxation in the prospectus supplement with respect to U.S. holders (as defined in the prospectus supplement) that purchase their notes in an offering. Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the prospectus supplement.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
The U.S. federal income tax treatment of your notes will depend on whether (i) the term of your notes exceeds one year, or (ii) the term of your notes will not exceed one year. Accordingly, we set forth a separate subsection for each of the situations described in the previous sentence. In addition, the following discussion assumes that the notes are denominated in U.S. dollars and that any non-interest rate financial measure from which the amount of interest paid or accrued with respect to the notes is an inflation rate. The relevant pricing supplement will discuss the tax consequences of any notes that are not denominated in U.S. dollars or that are linked to a non-interest rate financial measure other than an inflation rate.
Where the term of your notes exceeds one year
Accrual Notes
If the notes are accrual notes, with respect to which this discussion assumes that interest will not be payable at least annually, a U.S. holder must generally include original issue discount, or OID, in income before the holder receives cash attributable to that income. The amount of OID that must be included in income is calculated using a constant-yield method, and generally U.S. holders will include increasingly greater amounts of OID in income over the life of accrual notes. For a detailed discussion of the OID rules, please see “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount” in the prospectus supplement.
Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes
If the notes are fixed rate notes, floating rate notes, inverse floating rate notes, step up notes, leveraged notes, range accrual notes or non-inversion range accrual notes, subject to the exceptions listed below, a U.S. holder will generally be taxed on any interest on the notes as ordinary income at the time the holder receives the interest or when it accrues, depending on the holder’s method of accounting for tax purposes.
If the notes are step up notes, the tax treatment described in the preceding paragraph assumes that the issuer will have the right to call the notes at par (plus accrued but unpaid interest) on each date that the interest rate increases. If this is not the case, step up notes may be treated as issued with OID, in which case the notes generally would be subject to the rules discussed in the prospectus supplement under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount.”
If the notes are range accrual notes, dual range accrual notes, inverse floating rate notes or non-inversion range accrual notes, the tax treatment described in the second preceding paragraph assumes that the interest will not be front or back-loaded. The interest rate in respect of such notes will be treated as front or back-loaded if it is reasonably expected that the average value of the interest rate during the first half of the notes’ term will be either significantly less than or significantly greater than the average value of the interest rate during the final half of the notes’ term. Likewise, if the notes are floating rate notes or leveraged notes, the tax treatment described in the second preceding paragraph assumes that either (i) the interest paid in respect of the notes will not be front or back-loaded or (ii) the interest is paid at a rate that is properly characterized as a “qualified floating rate.” A floating rate will generally be a qualified floating rate if the value of the rate on any date during the term of the note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day and either (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the note is denominated or (ii) the rate is equal to a rate that can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds multiplied by either: (x) a fixed multiple that is greater than 0.65 but not more than 1.35 or (y) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.
If any of the assumptions in the prior paragraph are not correct with respect to a floating rate note, inverse floating rate note, leveraged note, range accrual note, dual range accrual note or non-inversion range accrual note, or if such a note does not qualify as a variable rate debt instrument under the rules described in the prospectus supplement under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount—Variable Rate Debt Securities,” that note may be treated as a debt instrument that is subject to the special rules that govern contingent payment debt instruments as discussed below under “—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes.”
Leveraged Steepener Notes
The tax treatment of leveraged steepener notes will depend upon whether such notes are properly treated as variable rate debt instruments or contingent payment debt instruments. If the notes are properly characterized as variable rate debt instruments and do not provide for an initial fixed interest rate, U.S. holders will generally be taxed on any interest on the notes as ordinary income at the time that interest is received or when it accrues, depending on the holder’s method of accounting for tax purposes. If, alternatively, the notes are treated as contingent payment debt instruments, the notes will be subject to the special rules, which are discussed below under “—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes.”
Whether leveraged steepener notes are properly treated as variable rate debt instruments or contingent payment debt instruments may depend upon whether the interest payable on the notes is front-loaded or back-loaded. More specifically, interest will be treated as front or back-loaded if it is reasonably expected that the average value of the interest rate during the first half of the notes’ term will be either significantly less than or significantly greater than the average value of the interest rate during the final half of the notes’ term. If leveraged steepener notes are treated as front-loaded or back-loaded, such notes should generally be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes, which are discussed below under “—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes.”
If leveraged steepener notes are not treated as paying interest that is front-loaded or back-loaded, the tax treatment of the notes may depend on whether the notes provide for an initial fixed interest rate. If such notes do not provide for an initial fixed interest rate, the notes will generally be treated as variable rate debt instruments.
If leveraged steepener notes do provide for an initial fixed interest rate, the tax treatment of the notes will depend on whether the fixed interest rate paid on the notes (i) is provided for a period of 1 year or less, and (ii) is intended to approximate the floating rate of interest paid on the notes. However, applicable Treasury regulations provide that an initial fixed interest rate that is paid for period of 1 year or less followed by a variable rate that is otherwise treated as an “objective rate” for a subsequent period will be conclusively presumed to constitute a single “objective rate” for purposes of determining whether an obligation is a variable rate debt instrument if the value of the initial fixed interest rate does not differ from the value of the variable rate by more than 25 basis points on the date the instrument is issued. Accordingly, if (i) the initial fixed rate paid on leveraged steepener notes is within 25 basis points of the value of the floating rate on the issue date of the notes, and (ii) the initial fixed rate on the notes is provided for a term of 1 year or less, it would be reasonable to treat the notes as variable rate debt instruments. If, alternatively, leveraged steepener notes (i) provide for an initial fixed rate that is not within 25 basis points of the value of the floating rate on the notes’ date of issue (and the value of the floating rate is not intended to approximate the initial fixed rate), or (ii) provide for an initial fixed rate for a period that extends beyond 1 year, such notes should generally be treated as contingent payment debt instruments.
Fixed-to-Floating Rate Notes and Floating-to-Fixed Rate Notes
Fixed-to-floating rate notes and floating-to-fixed rate rotes will generally be treated as either variable rate debt instruments or contingent payment debt instruments, depending on the specific terms of the notes. The applicable pricing supplement will specify whether such notes should be treated as variable rate debt instruments or contingent payment debt instruments.
If the notes are properly characterized as variable rate debt instruments, U.S. holders will generally be taxed on any interest on the notes as ordinary income at the time that interest is received or when it accrues, depending on the holder’s method of accounting for tax purposes, unless otherwise specified in the applicable pricing supplement. In addition, depending on the terms of the notes and the rates in effect on the issue date, such notes may be issued with OID. For a detailed discussion of the OID rules, please see “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount” in the prospectus supplement. If, alternatively, the notes are treated as contingent payment debt instruments, the notes will be subject to the special rules, which are discussed below under “—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes.”

Market Discount or Premium
If the notes are purchased at a price other than the initial offering price of the notes, the rules related to market discount or amortizable bond premium may also apply to the notes. These rules are discussed in the prospectus supplement under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Market Discount” and “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Debt Securities Purchased at a Premium.”
Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments
U.S. holders will generally recognize gain or loss on the sale, redemption or maturity of the notes equal to the difference between the amount realized on the sale, redemption or maturity and the holder’s tax basis in the notes. A U.S. holder’s tax basis in the notes will generally be the amount the holder paid for the notes:
•	increased by any OID or market discount, de minimis OID and de minimis market discount previously included in income with respect to the notes; and

•	decreased by (i) for notes that are treated as issued with OID, any payments on the notes that are not qualified stated interest payments, and (ii) any amortizable bond premium applied to reduce interest on the notes.
Such gain or loss would be capital gain or loss except to the extent (i) attributable to accrued but unpaid interest, and (ii) described under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Market Discount” in the prospectus supplement. Capital gain of an individual U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year.
Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes
If the notes are subject to the special rules applicable to contingent payment debt instruments, the amount of interest U.S. holders are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing OID on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of the principal amount, any noncontingent payments provided under the terms of the note, and a projection for tax purposes of each contingent payment. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the notes prior to receipt of cash attributable to that income.
The amount of interest that a U.S. holder will be required to include in income during each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes for such period. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt instruments) and decreased by the projected amount of any payments previously made on the notes.
Information on how to obtain the comparable yield and projected payment schedule for a particular note will be provided in the applicable pricing supplement. A holder is required to use this comparable yield and projected payment schedule in determining its interest accruals in respect of a note treated as a contingent payment debt instrument unless the holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule.
The comparable yield and projected payment schedule are not provided for any purpose other than the determination of interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID will be based on such comparable yield and projected payment schedule.

In addition to accruing interest income in accordance with the comparable yield, a U.S. holder will be required to make adjustments (as described below) if the actual amounts that holder receives in any taxable year differs from the projected payment schedule.
If, during any taxable year, a U.S. holder receives actual payments with respect to the notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, that holder will incur a “net positive adjustment” under applicable Treasury regulations equal to the amount of such excess. A U.S. holder will treat a net positive adjustment as additional interest income in that taxable year.
If a U.S. holder receives in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, that holder will incur a “net negative adjustment” under applicable Treasury regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce interest income on the notes for that taxable year, and (b), to the extent of any excess after the application of clause (a), give rise to an ordinary loss to the extent of the holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in clauses (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, redemption or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.
If the notes are purchased for an amount that differs from the notes’ adjusted issue price at the time of the purchase, a U.S. holder must determine the extent to which the difference between the price paid for the notes and the notes’ adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.
If the notes are purchased for an amount that is less than the adjusted issue price of the notes, U.S. holders must (i) make positive adjustments increasing the amount of interest that would otherwise accrue and be included in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph, and (ii) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that would otherwise be recognized upon the receipt, if any, of each remaining contingent payment to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If the notes are purchased for an amount that is greater than the adjusted issue price of the notes, U.S. holders must (i) make negative adjustments decreasing the amount of interest that would otherwise accrue and be included in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph, and (ii) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of loss) that would otherwise be recognized upon the receipt, if any, of each remaining contingent payment to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
Because any Form 1099-OID that a U.S. holder may receive will not reflect the effects of any positive or negative adjustments, U.S. holders are urged to consult with their tax advisors as to whether and how the adjustments described in the preceding paragraph should be made to the amounts reported on any Form 1099-OID.
If a contingent payment on the notes becomes fixed (within the meaning of applicable Treasury regulations) more than six months before the payment is due, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. The present value of each amount is determined by discounting the amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield. If all contingent payments on the notes become fixed, substantially contemporaneously, applicable Treasury regulations provide that U.S. holders should take into account positive or negative adjustments in respect of such contingent payments over the period to which they related in a reasonable manner. U.S. holders should consult their tax advisors as to what would be a “reasonable manner” in their particular situation.
U.S. holders will recognize gain or loss on the sale, redemption or maturity of the notes in an amount equal to the difference, if any, between the amount of cash received at that time and their adjusted basis in the notes. In general, a U.S. holder’s adjusted basis in the notes will equal the amount the holder paid for the notes, increased by the amount of interest that was previously accrued with respect to the notes (in accordance with the comparable yield for the notes, but disregarding any adjustments made if the actual payments differ from the projected payments), decreased by the projected amount of any payments previously made on the notes, and increased or decreased by the amount of any positive or negative adjustment, if any, that is made with respect to the notes under the rules set forth above with respect to secondary purchasers.
Any gain that may be recognized on the sale, redemption or maturity of notes treated as contingent payment debt instruments will generally be ordinary interest income. Any loss that may be recognized upon the sale, redemption or maturity of such notes will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years in respect of the notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. If the notes are held until maturity and the payment at maturity is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent the interest that the holder previously accrued as income in respect of the notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.
Where the term of your notes will not exceed one year
Accrual Notes, Fixed Rate Notes and Step Up Notes
The discussion in the prospectus supplement under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount—Short-Term Debt Securities” provides a general description of the U.S. federal income tax consequences of holding accrual notes, fixed rate notes or step up notes with a term that will not exceed one year.
Range Accrual Notes, Dual Range Accrual Notes, Non-Inversion Range Accrual Notes, Floating Rate Notes, Inverse Floating Rate Notes, Leveraged Steepener Notes, Fixed-to-Floating Rate Notes, Floating-to-Fixed Rate Notes and Leveraged Notes
The following subsection provides a general description of the U.S. federal income tax consequences of holding range accrual notes, dual range accrual notes, non-inversion range accrual notes, floating rate notes, inverse floating rate notes, leveraged steepener notes, fixed-to-floating rate notes, floating-to-fixed rate notes and leveraged notes with a term that will not exceed one year. The notes should be treated as debt instruments subject to the rules governing short-term debt instruments. Accordingly, interest paid or accrued on the notes should be ordinary income for U.S. federal income tax purposes.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
As described in the prospectus supplement under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount—Short-Term Debt Securities,” all interest paid with respect to a short-term note is treated as OID and is required to be accrued by accrual basis taxpayers and electing cash basis taxpayers on either the straight-line method, or, if elected, the constant yield method, compounded daily. There are no regulations, published rulings or judicial decisions, however, that address the determination of OID on short-term notes where coupon payments are not fixed in amount. In the absence of authority, it may be reasonable for a U.S. holder to include interest with respect to the notes into income in accordance with the holder’s regular method of accounting.
Alternative approaches may also be reasonable. For example, an accrual basis U.S. holder, a cash basis U.S. holder that elects to accrue interest currently or a U.S. holder in a special class of holders (as described in the prospectus supplement under “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount—Short-Term Debt Securities”) who is otherwise required to accrue OID with respect to short-term debt instruments could calculate and accrue OID on the notes under rules analogous to the rules for accruing interest on a contingent payment debt instrument.
Treatment Upon Sale or Maturity
U.S. holders of short-term notes will recognize gain or loss on the sale, redemption or maturity of the notes in an amount equal to the difference, if any, between the fair market value of the amount received at such time and the holder’s adjusted basis in the notes. The adjusted basis of a cash basis taxpayer in the notes will generally be the purchase price of the notes. The adjusted basis in the notes of an accrual basis U.S. holder or a cash basis U.S. holder that elects to accrue interest on your notes currently will generally be the purchase price of the notes increased by the amount of interest accrued on the notes by the holder and decreased by the interest paid on the notes to the holder. Any gain realized on the sale, redemption or maturity of the notes would be ordinary income to the extent of the interest that had accrued on the notes, and assuming the notes are treated as short-term debt for U.S. federal income tax purposes, the balance would be short-term capital gain or loss. Short-term capital gains are taxed at ordinary income rates and the deductibility of capital losses is limited.
U.S. holders should also review the discussion in “—Medicare Tax”, “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information Reporting and Backup Withholding” under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement.
Non-U.S. Holders
The following discussion applies to non-U.S. holders of the notes. You are a non-U.S. holder if you are a beneficial owner of a note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii), if the holder is a non-resident alien individual, such holder is not present in the United States for 183 days or more during the taxable year of the sale or maturity of the notes. In the case of clause (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
CERTAIN CONSIDERATIONS FOR EMPLOYEE BENEFIT PLANS
Any fiduciary (including an insurance company and the manager of any fund treated as a fiduciary under the U.S. Department of Labor’s Plan Asset Regulation) of a pension plan or other employee benefit plan that is subject to the fiduciary responsibility and/or prohibited transaction rules of the Employee Retirement Income Security Act, as amended (“ERISA”) or the Internal Revenue Code of 1986, as amended (the “Code”), including an IRA or Keogh Plan, and any fiduciary of a governmental plan or non-U.S. plan that is subject to substantially similar requirements, (each called a “Plan, and collectively called “Plans”) who is considering purchasing the notes with the assets of such a plan, should consult its counsel regarding whether the purchase and holding of the notes is an appropriate investment for the plan or could become a “prohibited transaction” under ERISA, the Code or substantially similar law in light of the deemed representations discussed below that will be required to be made.
The Bank and certain of its affiliates each may be considered a “party in interest” under ERISA or a “disqualified person” under the Code, or under substantially similar law with respect to Plans purchasing and holding the notes, for example, because they provide services to such Plans. Purchase and holding of the notes would be a prohibited transaction for such Plans unless an applicable exemption applies. Exemptions could apply if the notes are acquired in transactions effected on behalf of a Plan by a “qualified professional asset manager, or “QPAM”, or an in-house asset manager (“INHAM”), for transactions involving insurance company general accounts or insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. Section 408(b)(17) of ERISA provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control over or render any investment advice with respect to the assets of any Plan involved in the transactions and the Plan pays adequate consideration.
The person making the investment decision on behalf of a Plan shall be deemed, on behalf of itself and the Plan, by purchasing or holding the notes or exercising any rights related thereto, to represent that: (a) it has determined that the transaction is appropriate for the Plan; (b) the purchase, holding any exercise of rights will not constitute a prohibited transaction under ERISA, the Code, or substantially similar law applicable to the Plan regardless of whether the note is treated as debt or, in appropriate cases based on the terms of notes, might be recharacterized as a cash settled derivatives contract ; (c) neither the Bank nor any of its affiliates in a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with the acquisition, disposition, or holding of notes or exercise of rights related to the notes.
Any fiduciary making a decision to acquire and hold the notes should also consider the applicable prudence and diversification requirements of ERISA or substantially similar law and the liquidity needs of the Plan, taking into account the possibility that there may be no secondary market for the notes.
SUPPLEMENTAL PLAN OF DISTRIBUTION
With respect to each note to be issued, the Bank will agree to sell to Scotia Capital (USA) Inc., and/or such other agent(s) specified in the applicable pricing supplement, and such agent(s) will agree to purchase from the Bank, the principal amount of the note specified, at the price and receive the underwriter’s commission specified under “Net proceeds to the issuer,” in the relevant pricing supplement. Scotia Capital (USA) Inc. intends to resell each note it purchases at the original issue price specified in the relevant pricing supplement. In the future, Scotia Capital (USA) Inc. or one of our affiliates may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
To the extent the agents resell notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended.
This product prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. The notes offered under this product prospectus supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

ANNEX A
REPAYMENT ELECTION FORM
THE BANK OF NOVA SCOTIA
SENIOR NOTES
CUSIP NUMBER _______________
To: The Bank of Nova Scotia:
The undersigned financial institution (the “Financial Institution”) represents the following:
•	The Financial Institution has received a request for repayment from the executor or other authorized representative (the “Authorized Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of __________ Senior Notes (CUSIP No. ___________) (the “Notes”).

•	At the time of his or her death, the Deceased Beneficial Owner owned Notes in the principal amount listed below, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company (the “Depositary”).

•	The Deceased Beneficial Owner had purchased such Notes (either in an initial or subsequent sale of the Notes) at least one year prior to the date of his or her death.
The Financial Institution agrees to the following terms:
•	The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Repayment Election Form (the “Form”).

•	The Financial Institution shall make all records specified in the Instructions supporting the above representations available to The Bank of Nova Scotia (the “Bank”) for inspection and review within five business days of the Bank’s request.

•	If the Financial Institution or the Bank, in either’s reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and the Bank may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify the Bank immediately.

•	Other than as described in the product supplement or the pricing supplement (the “Disclosure Document”) issued in connection with the Notes in the limited situation involving tenders of notes that are not accepted during one calendar year as a result of the “Annual Limitation” or the “Individual Limitation,” repayment elections may not be withdrawn.

•	The Financial Institution agrees to indemnify and hold harmless the Bank against and from any and all claims, liabilities, costs, losses, suits and damages resulting from the Financial Institution’s above representations and request for repayment on behalf of the Authorized Representative.

(1)	Name of Deceased Beneficial Owner

(2)	Date of Death

(3)	Name of Authorized Representative Requesting Repayment

(4)	Name of Financial Institution Requesting Repayment

(5)	Signature of Representative of Financial Institution Requesting Repayment

(6)	Principal Amount of Requested Repayment

(7)	Date of Election

(8)	Date Requested for Repayment

(9)	Financial Institution Representative:

Name:

Phone Number:

Fax Number:

Mailing Address (no P.O. Boxes):

(10)	Wire instructions for payment:

Bank Name:

ABA Number:

Account Name:

Account Number:

Reference (optional):

TO BE COMPLETED BY THE BANK:

(A)	Election Number*:

(B)	Delivery and Payment Date:

(C)	Principal Amount:

(D)	Accrued Interest:

(E)	Date of Receipt of Form by the Bank:

(F)	Date of Acknowledgment by the Bank:

*	To be assigned by the Bank upon receipt of this Form. An acknowledgment, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

INSTRUCTIONS FOR COMPLETING REPAYMENT ELECTION FORM AND EXERCISING REPAYMENT OPTION
Capitalized terms used and not defined herein have the meanings defined in the accompanying Repayment Election Form. The terms of the repayment option are governed by the Disclosure Document that the beneficial owner received at the time he, she or it purchased the Notes. In the event of any inconsistencies, the Disclosure Document will govern.
1.	Collect and retain for a period of at least three years (1) satisfactory evidence of the authority of the Authorized Representative, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the time of his or her death, and had owned for a period of at least one year prior to death, the Notes being submitted for repayment and (4) any necessary tax waivers. For purposes of determining whether the Bank will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:
•	Notes beneficially owned by tenants by the entirety or joint tenants will be regarded as beneficially owned by a single owner; however, only the death of all such tenants will be deemed the death of the beneficial owner, and the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of a holder of a Note only with respect to the deceased holder’s interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case only the death of both husband and wife will be deemed the death of the holder of the Note, and the entire principal amount of the Note so held will be eligible for repayment.

•	Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the Notes beneficially owned by the trust to the extent of that beneficiary’s interest in the trust; however, only the death of all such individuals who are tenants by the entirety or joint tenants in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust only with respect to the deceased holder’s beneficial interest in the Note, unless a husband and wife are the tenants in common, in which case only the death of both husband and wife will be deemed the death of the beneficiary of the trust.

•	The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be established to our satisfaction. Such beneficial interest will exist in many cases of street name or nominee ownership, ownership by a trustee, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between spouses. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.
2.	Indicate the name of the Deceased Beneficial Owner on line (1).

3.	Indicate the date of death of the Deceased Beneficial Owner on line (2).

4.	Indicate the name of the Authorized Representative requesting repayment on line (3).

5.	Indicate the name of the Financial Institution requesting repayment on line (4).

6.	Affix the authorized signature of the Financial Institution’s representative on line (5).
THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.
7.	Indicate the principal amount of Notes to be repaid on line (6).

8.	Indicate the date this Form was completed on line (7).

9.	Indicate the date of requested repayment on line (8). The date of requested repayment may not be earlier than the first June 15 or December 15 to occur at least 20 calendar days after the date of the Bank’s acceptance of the Notes for repayment, unless such date is not a business day, in which case the date of requested payment may be no earlier than the next succeeding business day. For example, if the acceptance date for Notes tendered were May 1, 2012, the earliest repayment date you could elect would be June 15, 2012.

10.	Indicate the name, mailing address (no P.O. boxes, please), telephone number and facsimile-transmission number of the party to whom the acknowledgment of this election may be sent on line (9).

11.	Indicate the wire instruction for payment on line (10).

12.	Leave lines (A), (B), (C), (D), (E) and (F) blank.

13.	Mail or otherwise deliver an original copy of the completed Form to:

The Bank of Nova Scotia Scotia Plaza 44 King Street West Toronto, Ontario M5H 1H1 ATTN: ●

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this product prospectus supplement or the prospectus supplement or prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by The Bank of Nova Scotia or Scotia Capital (USA) Inc. This product prospectus supplement, the prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this product prospectus supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this product prospectus supplement, the prospectus supplement and prospectus at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.
The Bank of Nova Scotia
Senior Notes Program, Series A
Rate Linked Notes, Series A

Accrual Notes	Inverse Floating Rate Notes
Fixed Rate Notes	Leveraged Notes
Step Up Notes	Range Accrual Notes
Floating Rate Notes	Dual Range Accrual Notes
Fixed-to-Floating Rate Notes	Non-Inversion Range Accrual Notes
Floating-to-Fixed Rate Notes	Leveraged Steepener Notes
June 10, 2011